The Sports Club Company, Inc.                               Filing Date12/31/02
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25


                         Commission File Number 1-13290

                           NOTIFICATION OF LATE FILING



(Check One):{x} Form 10-K{ }Form 11-K { }Form 20-F { }Form 10-Q { }Form N-SAR



For Period Ended: December 31, 2003
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{   } Transition Report on Form 10-K      {   } Transition Report on Form 10-Q
{   } Transition Report on Form 20-F      {   } Transition Report on Form N-SAR
{   } Transition Report on Form 11-K

For the Transition Period Ended:
                                     -----------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: ___________________________

_______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     The Sports Club Company, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)

         11100 Santa Monica Boulevard, Suite 300
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City, State and Zip Code    Los Angeles, California 90025
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                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

{XX}        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant has been working diligently to prepare its consolidated financial statements for the year ended December 31, 2003 and such consolidated financial statements have been substantially completed. However, due to the complexities associated with accounting for the impairment of property, plant and equipment and the recoverability of goodwill, the required test work under FAS #144 and FAS #142 has not been completed. It has been determined that the Company will need to engage outside professionals to determine the fair value of both the reporting units involved and their property, plant and equipment. As a result of the above the registrant has not finalized its consolidated financial statements and is unable to file its annual report on Form 10-K for the year ended December 31, 2003 within the prescribed period without unreasonable effort or expense. The registrant expects to file its annual report on Form 10-K for the year ended December 31, 2003, on or before April 14, 2004.



                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

    Timothy O'Brien                      310                        479-5200
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        (Name)                       (Area Code)              (Telephone number)

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               {X} Yes   {  } No



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     (3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                {X} Yes   { } No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below .

     As a result of the probable impairment of the registrant's goodwill, the registrant may need to restate its consolidated financial statements for the year ended December 31, 2002. The amount of the possible restatement cannot be determined until the process mentioned in Part III of this form 12B-25 has been completed.







                          THE SPORTS CLUB COMPANY, INC.
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                  (Name of registrant as specified in charter)






Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 30, 2004                     By       /s/ Timothy O'Brien
       -------------------------               -----------------------------
                                            Name:  Timothy O'Brien
                                            Title: Chief Financial Officer










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